File Number: 57832-8

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

March 11, 2009

FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Kevin Stertzel, and
Ms. Jill S. Davis, Branch Chief

Dear Sirs/Mesdames:

Alpha Gold Corporation
Form 20-F for the Fiscal Year Ended February 29, 2008 (the "Annual Report")
Filed August 20, 2008
SEC File No. 0-31192

We write on behalf of Alpha Gold Corporation (the "Company") in response to Staff's letter of February 24, 2009 (the "Comment Letter") signed by Jill S. Davis, Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the "Commission").

The Company acknowledges that the Commission has requested a response to the Commission's comments on the Annual Report within 10 business days. However, as we were not involved in the preparation of the Annual Report, we anticipate that the Company's response to the Commission's comments on the Annual Report will be delayed beyond such 10 business day period.

The Company will make every effort to provide its response to the Commission's comments on the Annual Report no later than March 31, 2009.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener llp

*Licensed to Practice in the State of California

HIO/

cc: DeVisser Gray, Chartered Accountants
Attention: Jim Gray, CA

cc: Alpha Gold Corporation
Attention: Richard Whatley